Exhibit 99.1

Canadian Solar Subsidiary Recurrent Energy Closes Financing for
100 Megawatt Astoria Solar Power Project

GUELPH, Ontario, Canada, November 19, 2015 – Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that its wholly owned subsidiary, Recurrent Energy, one of North America’s largest solar project developers, closed on a tax equity investment commitment with GE (NYSE: GE) unit GE Energy Financial Services for the 100 megawatt (MWac) Astoria solar power project. Recurrent Energy also closed a debt facility for the Astoria project, currently under construction in California.

Recurrent Energy will be the managing member of the Astoria solar power project and plans to own and operate the facility. Santander Bank, N.A. (Santander) was the coordinating lead arranger of a five member bank club including, NORD/LB, Rabobank, Key Bank, and CIT Bank, which will provide project-level construction debt, a letter of credit facility and a back-leveraged term loan facility, totaling approximately $260 million.

“GE is a widely respected renewable energy investor and we are proud to begin this partnership for the Astoria project,” said Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar. “It is also a privilege to continue our work with this group of lenders as our team continues a long history of successful solar development in Southern California.”

“We are pleased to invest in our first solar project alongside Recurrent Energy and Canadian Solar and to support a world class solar project employing technology supplied by GE Power Conversion,” said Kevin Walsh, managing director and head of renewable energy at GE Energy Financial Services.

The Astoria project is GE Energy Financial Services’ latest renewable energy investment. The company committed over $2 billion in nearly two gigawatts of solar power projects worldwide and continues to invest $1 billion annually.

“The Astoria solar project, Santander’s fourth financing of a Recurrent Energy plant in the U.S. this year, is another milestone in our fruitful cooperation to build renewable energy projects,” said Jorge Camina, Head of Project Finance at Santander Bank. “This is another example of our commitment to support projects that are good for the environment and create jobs to help stimulate the economy.”

The Astoria solar power project, located in Kern County, is expected to reach commercial operation in the fourth quarter of 2016 and will utilize 46 GE 1500V inverters. The project is expected to generate enough clean solar energy to power approximately 33,250 homes. The electricity and associated renewable energy credits (RECs) generated by the facility will be sold under power purchase agreements. The Astoria project is half of a two project portfolio. The Astoria 2 solar project is expected to close financing before the end of the year.

About GE

GE (NYSE: GE) is the world’s Digital Industrial Company, transforming industry with software-defined machines and solutions that are connected, responsive and predictive. GE is organized around a global exchange of knowledge, the “GE Store,” through which each business shares and accesses the same technology, markets, structure and intellect. Each invention further fuels innovation and application across our industrial sectors. With people, services, technology and scale, GE delivers better outcomes for customers by speaking the language of industry. www.ge.com

About GE Energy Financial Services

GE Energy Financial Services-GE’s energy investing business-works as a builder, not just a banker, to help meet the world’s power and fuel needs. We offer more than money-expertise-for essential, long-lived and capital-intensive power, oil and gas infrastructure-GE’s core business. Drawing on GE’s energy technical know-how, financial strength and risk management, we see value where others don’t and take on our customers’ toughest challenges with flexible equity and debt transaction structures. Based in Stamford, Connecticut, GE Energy Financial Services holds approximately $16 billion in assets.

More information: www.geenergyfinancialservices.com. Follow GE Energy Financial Services on Twitter: @GEEnergyFinServ

About Santander Bank

Santander Bank, N.A. is one of the largest retail banks in the United States by deposits.  Its main corporate offices are in Boston and it operates principally in Connecticut, Delaware, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania and Rhode Island. Santander’s 9,800 employees serve its 2.1 million customers through more than 670 branches and approximately 2,100 ATMs, call centers, website and mobile app. Supervised by the Office of the Comptroller of the Currency and a member of the Federal Deposit Insurance Corporation, Santander in the United States is a wholly-owned, financially autonomous subsidiary of Banco Santander (NYSE: SAN), a global commercial and retail bank. For more information about Santander, visit www.santanderbank.com or call 877-768-2265.

About Recurrent Energy

Recurrent Energy, a subsidiary of Canadian Solar Inc., is redefining what it means to be a mainstream clean energy company, with utility-scale solar plants that provide competitive clean electricity. The company has more than 4 GW of solar projects in development in North America. Additional details are available at: www.recurrentenergy.com

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 12 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of solar grade silicon; demand for solar products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada, the U.S., Japan and China; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process delays; utility-scale project construction delays; utility-scale project cancelation due to failure to obtain all the necessary permits; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; trade protectionism in Europe, the U.S. and India; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2014. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.